FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                  BG Group plc

                      Notifications of Interests in Shares

Rick Waddell - Person discharging managerial responsibility

Rick Waddell, Executive Vice President & Managing Director South America, has today notified that on 8 May 2007 he sold 16,000 ordinary shares of 10p each, at a price of GBP7.46 per share.

As a result, Mr Waddell's beneficial interests in the ordinary share capital of BG Group plc are 82,241 shares, representing 0.0024% of the shares in issue.


8 May 2007

Website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 08 May 2007                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary